355 South Grand Avenue, Suite 100 Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com FIRM / AFFILIATE OFFICES
September 4, 2020 VIA EDGAR AND HAND DELIVERY	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Eric Envall
Sandra Hunter Berkheimer
Staff Attorneys
Office of Life Sciences

Re:	Mission Produce, Inc.
Registration Statement on Form S-1
Filed September 4, 2020
CIK No. 0001802974

Ladies and Gentlemen:

On behalf of our client, Mission Produce, Inc. (the “Company”) we are hereby publicly filing with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis on July 31, 2020 (the “Draft Submission”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on August 12, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes four copies of the Registration Statement, including copies which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Except for page numbers appearing in the headings and Staff comments below (which are references to the Draft Submission), all page references herein correspond to the relevant pages of the Registration Statement.

September 4, 2020

Draft Registration Statement on Form S-1 submitted on July 31, 2020

Legal Proceedings, page 68

1.

We note your revised disclosure that you have been named as a defendant in a civil complaint that has been filed which asserts that you violated certain wage and labor laws in California. If material, please provide all of the information required by Item 103 of Regulation S-K.

Response:    In response to the Staff’s comment, the Company has revised page 69 of the Registration Statement to include the information required by Item 103 of Regulation S-K, including the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding and the relief sought.

Unaudited Condensed Consolidated Financial Statements as of and for the Six Months Ended April 30, 2020

Note 5. Equity Method Investees, Moruga Impairment, page F-8

2.

We see that you determined the fair value of Moruga, Inc. using a combination of the market approach and the income approach. Please revise to provide all of the disclosures required by ASC 820-10-50-2 for non-recurring fair value measurements. In that regard, you should consider disclosing how you weighted the market and income approaches, the significant inputs used in the fair value measurement under both approaches, and quantitative information about any significant unobservable inputs used in the fair value measurement.

Response:    In response to the Staff’s comment, the Company has revised the disclosure on pages F-8 and F-9 as follows:

The Company recorded an impairment charge of $21.2 million to reduce the carrying balance of the investment to its estimated fair value of $22.2 million during the second quarter of 2020. The fair value of the investment is a Level 3 measurement in the fair value hierarchy and management estimated the fair value of the investment, with the assistance of a third-party valuation specialist, using a combination of the guideline publicly-traded companies (“GPC”) method under the market approach and the discounted cash flow (“DCF”) method under the income approach. We applied an equal weighting to the value conclusions resulting from the two employed approaches, because there was sufficient information available to estimate the fair value of the investment under both methods.

Under the GPC method, valuation multiples are calculated from the operating data and market metrics of the guideline publicly-traded companies and the selected multiples are evaluated and adjusted based on the strengths and weaknesses of the entity relative to the comparable guideline publicly-traded companies. The most significant input used to estimate the fair value of the investment under the GPC method is the selected Business Enterprise Value (“BEV”) to EBITDA multiple. We utilized the derived BEV to

September 4, 2020

EBITDA multiples of the guideline publicly-traded companies to select a multiple of 10.5x for the first forecast year and 10.0x for the second forecast year. The median and mean BEV to EBITDA multiple of the comparable publicly traded entities that we evaluated was 12.3x and 12.8x, respectively.

Under the DCF method, the most significant inputs used to estimate the fair value of the investment are the cash flow projections, which are most sensitive to the revenue projections, and the weighted average cost of capital (or discount rate) which is used to discount and present value the projected cash flows. For our revenue projections, we assumed a compounded annual growth rate of 4.8% for the discrete forecast period from 2020 to 2030, prior to reaching the terminal period. The weighted average cost of capital was estimated using a Capital Asset Pricing Model (“CAPM”) and the discount rate used to present value the future cash flows was 9.0%.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (213) 891-7421 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steven B. Stokdyk

of LATHAM & WATKINS LLP

cc:	Stephen Barnard, Mission Produce, Inc.
Bryan Giles, Mission Produce, Inc.
Brent Epstein, Latham & Watkins LLP
Richard Truesdell, Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP